

August 28, 2013

Via E-mail
Weng Kung Wong
Chief Executive Officer
Prime Global Capital Group Incorporated
11-2, Jalan 26/70A, Desa Sri Hartamas
50480 Kuala Lumpur, Malaysia

> **Re:** **Prime Global Capital Group Incorporated**
> **Form 10-K for the Fiscal Year Ended October 31, 2012**
> **Filed December 31, 2012**
> **Form 10-Q for the Fiscal Year Ended April 30, 2013**
> **Filed June 7, 2013**
> **File No. 000-54288**

Dear Mr. Wong:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2012

Facing Page

1. The facing page of your Form 10-K indicates that you have no class of securities registered under Section 12(g) of the Securities Exchange Act of 1934. As noted in our letter dated April 17, 2012, your common stock is registered under Section 12(g) pursuant to a Form 8-A filed on March 3, 2011. Also, it appears that your periodic reports contain the incorrect file number. Please amend your filing to provide the correct file number, 000-54288, and disclose that you have securities registered under Section 12(g) of the Exchange Act.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

2. Please ensure that this section addresses the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Challenges that should be discussed include the transition from a software business to your oilseeds and real estate businesses. Consider discussing in future filings the necessary steps to develop the properties that you acquired as part of your real estate development business and quantifying the costs that you will need develop, renovate and/or maintain these properties. Also consider discussing in future filings the risks relating to your new businesses such as whether management has any experience in these business areas.

Liquidity and Capital Resources, page 43

3. Please tell us your consideration of providing disclosures to describe how earnings and cash are transferred to and from your PRC subsidiary and VIE to your offshore companies and parent (e.g., dividend payments, fees and reimbursements). Your disclosure should explain how earnings of the VIE flow through your corporate structure and highlight any restrictions on your ability to transfer cash flows from your VIE and other subsidiaries. In addition, you should disclose the amount of cash located in the PRC and subject to restrictions and cash located outside of the PRC as well as describe the costs that would be incurred to transfer cash outside of the PRC.   We refer you to the Instructions to Item 303(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 52

4. Please amend your filing to provide the report of your independent registered public accounting firm for the fiscal year ended October 31, 2011. We refer you to Rule 3-01 of Regulation S-X.

Consolidated Financial Statements

Note 1. Organization and Business Background

Summary of Company's Subsidiaries, page 60

5. We note from your disclosures on page 60 that Shenzhen Max Trend Green Energy Company Limited is located in the PRC. Please tell us how you considered the consolidation guidance in ASC 810-10-15 and PRC foreign exchange restrictions,

controls or other PRC imposed uncertainties in evaluating your ability to control and consolidate Shenzhen Max Trend Green Energy Company Limited. Explain the nature of your contractual arrangements with Shenzhen Max Trend Green Energy Company Limited including any consulting agreements, operating agreements, equity pledge agreements, option agreements and other agreements such as power of attorney. Describe how the contractual agreements grant you control over the VIE and transfer economic benefits and any risks in relation to your VIE structure. In addition, please tell us how your disclosures satisfy the requirements in ASC 810-10-50. As part of your response, please provide us with any proposed disclosures that you plan to include in future filings.

6. Please tell us your consideration of providing disclosures to state the amount of net assets from your relevant PRC subsidiary and VIE that are free of restriction. We refer you to Rule 4-08(e)(1) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 62

7. Please clarify your disclosures that indicate you adopted ASC 985-20 to allocate the total arrangement fee from castor products to each element based on VSOE of the relative fair value of each of the elements. As part of your response, tell us how you considered the guidance in ASC 605-25 when allocating the total arrangement fee for bundled sales arrangements containing castor products.

Note 4. Deposits on Commercial Buildings, page 67

8. We note that you made deposits on a fifteen-story and twelve-story commercial building during the fiscal year ended October 31, 2012. We further note from your disclosures that you consummated the purchase of the fifteen-story building on December 11, 2012 and received offer letters to finance the purchase of the twelve-story commercial building. Please tell us your consideration of the guidance in Rule 3-14 of Regulation S-X.

Note 6. Property, Plant and Equipment, net, page 68

9. Please explain in greater detail the terms and conditions associated with the purchase of land under development. As part of your response, please clarify how you financed the purchase of the land. In addition, describe your development activities to date and your policy for capitalizing development cost.

10. Describe your basis for determining the useful life for each asset listed in the table present. Further, clarify how you evaluate the plantation land and land under

development for impairment. Ensure that your disclosure adequately describes your policy. Cite the accounting literature that supports your accounting.

Executive Compensation, page 84

11. We note that you have provided executive compensation disclosure for only two executive officers. Item 402(a)(3) of Regulation S-K requires disclosure regarding the three most highly compensated executive officers other than the principal executive officer and principal financial officer. Please advise.

12. Please provide the disclosure regarding director compensation in the format required by Item 402(k) of Regulation S-K and confirm that you will provide such information in future filings.

Exhibit 23

13. Please amend your filing to include a properly dated consent from your former registered public accounting firm covering the fiscal year ended October 31, 2010 and the period ended March 31, 2010. We refer you to Item 601(a) of Regulation S-K.

Form 10-Q for the Fiscal Year Ended April 30, 2013

Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 10

14. Please tell us your consideration of disclosing how you recognize rental income revenues. As part of your part of your response, cite the accounting guidance that you relied upon.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commercial Commitments, page 33

15. Please tell us your consideration of including amounts due from related parties in your contractual obligations table. We refer you to Item 303(a)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief